FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F   X    Form 40-F
                                    -----            ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes      No  X
                                    ---     -----





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     This Form 6-K is being filed by Korea Thrunet Co., Ltd. (the "Company") to report the following:

     On May 27, 2003, the Bankruptcy Court of Korea approved the appointment of Ahn Kwon & Co., a Korean accounting firm affiliated with Deloitte Touche Tohmatsu, as the Company's independent auditor to review the Company's financial statements as of, and for the six-month period ended, June 30, 2003 and audit the Company's financial statements as of, and for the year ending, December 31, 2003. Samil Accounting Corporation (the Korean member firm of PricewaterhouseCoopers) audited the Company's financial statements as of, and for the year ending, December 31, 2001 and 2002.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Korea Thrunet Co., Ltd.



Date: July 28, 2003                        By:     /s/ Seok Joong Yoon
                                               ------------------------------
                                           Name: Seok Joong Yoon
                                           Title: Executive Vice President